Filed by Encana Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Encana Corporation

(Commission File No. 001-15226)

SHAREHOLDER

FREQUENTLY ASKED QUESTIONS

OCTOBER 31, 2019

WHY ARE YOU DOING THIS? WHAT ARE THE BENEFITS OF A U.S. DOMESTICATION?

•	We believe the opportunity to enhance long-term value for shareholders will be greater as a U.S. company than as a Canadian company. Despite significantly and strategically repositioning our multi-basin portfolio in North America’s top basins, while constantly innovating to improve our returns and corporate financial performance, we believe our share price valuation continues to be disconnected from our U.S. peers. This is due, in part, to the inability to access certain pools of capital in the United States that are limited in investing in securities of non-U.S. companies.

•	We believe as a U.S. company, we may be able to attract deeper and growing pools of passive investment capital in the United States, particularly if our shares are able to be included in U.S. stock market indices and other investment vehicles that only include securities of U.S.-domiciled companies.

•	In relation to our U.S. domiciled peers, public data suggests our peers have approximately 20% more index/passive ownership than Encana.

•	We believe this change will level the playing field with our principal competitors, most of which are U.S.-based companies.

WHY CHANGE THE NAME?

•	Adopting a new corporate name reflects the transformation we have experienced, while articulating our vision for the future.

•	The new corporate name and logo are bold expressions of who we are today and where we are going. The new name stands for our commitment to deliver unmatched value through continuous innovation, while our new logo symbolizes the human connection made possible by the safe, reliable and affordable energy we produce.

WHAT IS THE SHARE CONSOLIDATION AND WHY DO IT?

•	Each Encana shareholder will receive “1 for 5” or one share of common stock of the new company for every five shares of Encana.

•	Economic ownership will not change as a result of the share consolidation.

•	The share consolidation is expected to enhance our comparability with our U.S. peers on per share metrics.

WHAT IS THE EXPECTED TAX COST TO THE COMPANY OF THE REORGANIZATION?

•	Encana expects the U.S. domestication will not result in any material corporate-level Canadian income tax (including emigration tax) based on current assumptions and current estimates of fair market value.

•	In addition, Encana does not expect the reorganization to result in any material corporate-level U.S. federal income taxes based on current assumptions and current estimates of fair market value.

•	Further information will be available in the proxy statement/prospectus once the document is filed.

SHAREHOLDER APPROVAL: WHEN WILL THE VOTE OCCUR?

•	We anticipate the special meeting of securityholders will be held in early 2020.

HOW DO I VOTE?

AM I VOTING FOR ALL CHANGES?

•	Shareholders and equity incentive holders will get one vote per share, which includes the name change, share consolidation and U.S. domestication.

•	The record date for the meeting has not been fixed. Once fixed, shareholders and equity incentive holders as of the record date will be entitled to receive notice of and vote at the meeting. Voting instructions will be found in the proxy statement/prospectus that will be mailed out to securityholders following the record date.

WHAT PERCENTAGE OF VOTES ARE REQUIRED TO APPROVE THE TRANSACTIONS AND WHAT HAPPENS IF THE VOTE DOES NOT PASS?

•	A 66 and 2/3% vote in favor is required. This vote will be based on votes cast from shareholders and equity incentive holders voting together, as well as shareholders voting alone.

•	If the reorganization is not completed for any reason, the name change, share consolidation and U.S. domestication will not occur and Encana will continue, without change, as it is today.

SHAREHOLDER

FREQUENTLY ASKED QUESTIONS

OCTOBER 31, 2019

IS THERE REGULATOR AND GOVERNMENT APPROVAL REQUIRED?

•	The reorganization is subject to stock exchange and court approvals.

•	There is no specific government approval required.

WHEN WILL THE U.S. DOMESTICATION AND NAME CHANGE TAKE EFFECT?

•	The new name and ticker symbol, share consolidation and U.S. domestication, will not happen until we receive shareholder, stock exchange and court approval, which is expected in early 2020. Until receipt of required approvals and completion of the reorganization, Encana will continue as a public company incorporated under the federal laws of Canada, with its current name and ticker symbol.

WILL THE SHARES STILL TRADE ON THE TSX? WHAT IS THE NEW TICKER SYMBOL? WILL THE COMPANY CONTINUE TO FILE REPORTS IN THE U.S. AND CANADA?

•	Following the reorganization, shares of Common Stock of the new company are expected to be listed on the NYSE and the TSX.

•	“OVV” is expected to be the new ticker.

•	We also will continue to report consolidated financial results in U.S. dollars and in accordance with U.S. GAAP and will file reports with the SEC and relevant Canadian securities regulatory authorities.

WHAT DO I NEED TO DO IF I WANT TO SELL MY SHARES AS A CANADIAN SHAREHOLDER PRIOR TO COMPLETION OF THE REORGANIZATION?

•	There is no change in the process required to sell ECA shares on the open market. Please contact your broker or professional advisor.

•	Once a registered shareholder has delivered their certificate for Encana common shares to the Depositary along with a Letter of Transmittal, they will not be able to sell their Encana common shares until either (1) the reorganization is completed and they receive their new company share certificate in exchange for the Encana shares, or (2) the reorganization is not completed and the Encana share certificates are returned to registered holders. Beneficial shareholders who hold their Encana common shares through a broker or other nominee will need to check with that nominee with respect to any restrictions on selling their Encana common shares.

HOW DO I RECEIVE MY SHARES IN THE NEW COMPANY?

•	A Letter of Transmittal will be delivered to all registered Encana shareholders as of the record date of the special meeting. The Letter of Transmittal, when duly completed, executed and returned, together with the certificate or certificates representing the holder’s Encana common shares or surrender of book-entry Encana common shares and any other required documents, and following shareholder, stock exchange and court approvals, will enable the holder to ultimately receive one share of common stock of the new company for five Encana common shares.

•	Beneficial Encana shareholders, whose shares are held in the name of a nominee (usually a broker, bank, trust company or other intermediary), will receive their shares of common stock of the new company through the broker, financial institution or other nominee which such Encana common shares are held.

IS THERE ANY TAX COST TO THE SHAREHOLDER?

•	Tax impact depends on a shareholder’s tax basis. Information to help evaluate tax considerations will be provided in detail in the preliminary proxy statement/prospectus.

HOW WILL THIS AFFECT THE TAX TREATMENT OF THE DIVIDEND / WITHHOLDING TAX / TAX CREDITS?

•	After the U.S. domestication, distributions made by the new company will be treated as taxable dividends for U.S. federal income tax purposes to the extent of the new company’s current or accumulated earnings and profits (as computed under U.S. federal income tax rules). Distributions by the new company that exceed its current and accumulated earnings and profits will be treated, for U.S. income tax purposes, first as a tax-free return of capital to the extent of the shareholder’s tax basis in their common shares and any remaining excess amount will be taxable as a capital gain.

•	Dividends paid to shareholders that are not United States persons for income tax purposes will be subject to U.S. withholding tax, on the gross amount of the dividends at source, at 30% (or, if applicable, the lower rates provided in the shareholders’ respective home country income tax treaty with the United States). For Canadian resident shareholders that are eligible for benefits under the Canada-U.S. Income Tax Treaty, the withholding tax rate applicable to U.S. source

SHAREHOLDER

FREQUENTLY ASKED QUESTIONS

OCTOBER 31, 2019

•	dividends is generally 15% provided the necessary IRS form is provided by such holder.

•	Further information on tax treatment will be available in the proxy statement/prospectus once the document is filed.

ARE THERE ANY IMPLICATIONS FOR THE ENCANA DEBT? DOES THIS IMPACT THE DEBT RATINGS OR COVENANTS?

•	We do not anticipate any changes to our debt ratings as a result of the reorganization.

•	The new company will assume all of Encana’s obligations under Encana’s existing long-term debt and will enter into supplemental indentures to the debt indentures, such that the company will become the obligor in respect of, and effectively the issuer of, such debt in lieu of Encana following completion of the reorganization.

IMPORTANT INFORMATION FOR INVESTORS AND SECURITYHOLDERS

This communication is not intended to and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law. In connection with the proposed corporate reorganization that includes, among other things, the redomicile, Encana will cause its subsidiary 1847432 Alberta ULC, a predecessor to the new company (“NewCo”), to file a registration statement on Form S-4, which will include NewCo’s prospectus as well as Encana’s proxy statement (the “Proxy Statement/Prospectus”), with the U.S. Securities and Exchange Commission (the “SEC”) and Canadian securities regulatory authorities. Encana plans to mail the definitive Proxy Statement/Prospectus to its shareholders and holders of its equity incentives in connection with the proposed corporate reorganization. INVESTORS AND SECURITYHOLDERS OF ENCANA ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENCANA, NEWCO, THE CORPORATE REORGANIZATION AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Encana or NewCo through the website maintained by the SEC at www.sec.gov. Investors and securityholders will also be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with Canadian securities regulatory authorities by Encana, through the website maintained by the Canadian Securities Administrators at www.sedar.com. In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC and Canadian securities regulatory authorities on Encana’s website at www.encana.com or by contacting Encana’s Corporate Secretary.

PARTICIPANTS IN THE SOLICITATION

Encana and certain of its directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed corporate reorganization. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the securityholders of Encana in connection with the corporate reorganization, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above when it is filed with the SEC and Canadian securities regulatory authorities. Additional information regarding Encana’s directors and executive officers is also included in Encana’s Notice of Annual Meeting of Shareholders and 2019 Proxy Statement, which was filed with the SEC and Canadian securities regulatory authorities on March 14, 2019. This document is available free of charge as described above.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements or information (collectively, “FLS”) within the meaning of applicable securities legislation, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. FLS include: completion of the corporate reorganization; opportunity to enhance long-term value for shareholders will be greater as a U.S. company than as a Canadian company; believe our share price valuation continues to be disconnected from our U.S. peers and reasons therefore; exposure to larger pools of investment; comparability with U.S. peers; benefits of the name change; improvements in returns and cash flow; estimated tax impact; timing of special meeting of securityholders; and anticipated changes to debt rating. FLS involve assumptions, risks and uncertainties that may cause such statements not to occur or results to differ materially. These assumptions include: future commodity prices and differentials; assumptions in corporate guidance; data contained in key modeling statistics; availability of attractive hedges and enforceability of risk management program; access to transportation and processing facilities; and expectations and projections made in light of Encana’s historical experience and its perception of historical trends. Risks and uncertainties include: ability to achieve anticipated benefits of the corporate reorganization; receipt of shareholder, stock exchange and court approvals and satisfaction of other conditions; ability to generate sufficient cash flow to meet obligations; commodity price volatility; ability to secure adequate transportation and potential pipeline curtailments; timing and costs of well, facilities and pipeline construction; business interruption, property and casualty losses or unexpected technical difficulties; counterparty and credit risk; impact of changes in credit rating and access to liquidity, including ability to issue commercial paper; currency and interest rates; risks inherent in Encana’s corporate guidance; risks that the description of the transactions in external communications may not properly reflect the underlying legal and tax principles of the corporate reorganization; changes in or interpretation of laws or regulations; risks associated with existing or potential lawsuits and regulatory actions; impact of disputes arising with partners, including suspension of certain obligations and inability to dispose of assets or interests in certain arrangements; and other risks and uncertainties as described in Encana’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q and as described from time to time in Encana’s other periodic filings as filed on SEDAR and EDGAR.

Although Encana believes such FLS are reasonable, there can be no assurance they will prove to be correct. The above assumptions, risks and uncertainties are not exhaustive. FLS are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update or revise any FLS.